Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

NTS, INC.
(Exact name of registrant as specified in its charter)

Nevada	11-3618510
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5307 W Loop 289
Lubbock, TX 79414, USA
(Address of principal executive offices) (Zip Code)

2004 Stock Option Plan
(Full title of the plan)

Incorp Services, Inc.
2360 Corporate Circle · Suite 400
Henderson, NV 89074-7722, USA
Telephone number: 702-866-2500
(Name, address, including zip code, and telephone number
Including area code, of agent for service)

Copies to:
Sichenzia Ross Friedman Ference LLP
Arthur S. Marcus, Esq.
Gary Emmanuel, Esq.
61 Broadway, 32nd Floor
New York, NY 10006
Tel: 212 930-9700
Fax 212 930-9725

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act).

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☑
(Do not check if smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to Be Registered(1)		Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Common Stock, $0.001 par value	260,000	(2)	$3.50	$910,000	(7)	$124.12
Common Stock, $0.001 par value	40,000	(3)	$1.50	$60,000	(7)	$8.18
Common Stock, $0.001 par value	200,000	(4)	$3.146	$629,200	(7)	$85.82
Common Stock, $0.001 par value	1,756,962	(5)	$1.10	$1,932,658	(7)	$263.61
Common Stock, $0.001 par value	3,232,633	(6)	$1.465	$4,735,807	(8)	$645.96
TOTAL	5,489,595		--	$8,267,666		$1,127.71

(1)
The provisions of Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), shall apply to this Registration Statement and the number of shares registered on this Registration Statement shall increase or decrease as a result of stock splits, stock dividends, or similar transactions.

(2)
Represents 260,000 shares of Common Stock that may be issued upon exercise of options under the Registrant's 2004 Stock Option Plan (the “2004 Plan”), to be registered for resale. The exercise price is $3.50 per share.

(3)	Represents 40,000 shares of Common Stock that may be issued upon exercise of options under the 2004 Plan, to be registered for resale. The exercise price is $1.50 per share.

(4)	Represents 200,000 shares of Common Stock that may be issued upon exercise of options under the 2004 Plan, to be registered for resale. The exercise price is $3.146 per share.

(5)	Represents 1,756,962 shares of Common Stock that may be issued upon exercise of options under the 2004 Plan, to be registered for resale. The exercise price is $1.10 per share.
(6)	Represents 3,232,633 shares of Common Stock that are eligible for grants under the 2004 Plan.

(7)	Estimated solely for the purpose of calculating the registration fee. The fee is calculated pursuant to Rule 457(h) under the Securities Act.

(8)
Estimated solely for the purpose of calculating the registration fee. The fee is calculated pursuant to Rules 457(c) and 457(h) under the Securities Act upon the basis of the average of the high and low prices for shares of common stock of the Registrant as reported on the NYSE MKT LLC on June 28, 2013, which was $1.465.

EXPLANATORY STATEMENT

This registration statement on Form S-8 (the “Registration Statement”) relates to 5,489,595 shares of common stock of NTS, Inc. (f/k/a Xfone, Inc.) (the “Registrant,” the “Company,” “we,” “us” or “our”), $0.001 par value per share (the “Common Stock”), which are issuable pursuant to, or upon exercise of, options that have been granted or may be granted under our 2004 Stock Option Plan (the “2004 Plan”). Under the 2004 Plan, a total of 5,500,000 shares of Common Stock have been reserved for issuance upon the grant and exercise of options to “Employees” (defined under the 2004 Plan as employees of the Company, our parent and subsidiaries, who are not also directors thereof), and/or to non-“Employees”/Consultants as the administrator of the 2004 Plan shall elect.

This Registration Statement also includes a reoffer prospectus prepared in accordance with General Instruction C of Form S-8 and in accordance with the requirements of Part I of Form S-3, which may be utilized for reofferings and resales on a continuous or a delayed basis in the future related to the following.

●
Up to 1,642,379 shares of Common Stock upon exercise of options granted under the 2004 Plan to Guy Nissenson, our President, Chief Executive Officer and Chairman of the Board. We do not know if he will use this reoffer prospectus in connection with the offer or sale of any shares of Common Stock, or, if this reoffer prospectus is so used, how many shares of Common Stock will be offered or sold. Such selling stockholder may resell all, a portion, or none of the shares that he may acquire pursuant to the 2004 Plan.

●
Up to 614,583 shares of Common Stock upon exercise of options granted under the 2004 Plan to non-affiliates. We do not know if such persons will use this reoffer prospectus in connection with the offer or sale of any shares of Common Stock, or, if this reoffer prospectus is so used, how many shares of Common Stock will be offered or sold. Such selling stockholders may resell all, a portion, or none of the shares that they may acquire pursuant to the 2004 Plan.

The reoffer prospectus does not contain all of the information included in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement, as permitted by the rules and regulations of the Securities and Exchange Commission (the “SEC” or the “Commission”). Statements contained in this reoffer prospectus as to the contents of any agreement, instrument or other document referred to herein are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The Registrant has sent or given or will send or give documents containing the information specified by Part I of this Registration Statement to participants in the 2004 Plan, as specified in Rule 428(b)(1)(i) promulgated by the Commission under the Securities Act. The Registrant is not filing such documents with the Commission, but these documents constitute (along with the documents incorporated by reference into this Registration Statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Upon written or oral request, any of the documents incorporated by reference in Item 3 of Part II of this Registration Statement (which documents are incorporated by reference in this Section 10(a) Prospectus), and other documents required to be delivered to eligible employees, non-employee directors and consultants, pursuant to Rule 428(b) are available without charge by contacting:

Alon Reisser, General Counsel and Secretary
NTS, Inc.
5307 W Loop 289,
Lubbock, TX 79414, USA
806.771.5212

REOFFER PROSPECTUS

2,256,962 shares
of
Common Stock

This Prospectus relates to 2,256,962 shares of our common stock, $0.001 par value per share (the “Common Stock”) for resale from time to time by certain stockholders (the “Selling Stockholders”) of the Company named herein or by prospectus supplement for their own account and on a continuous or delayed basis, to the public without restriction. Each Selling Stockholder that sells shares of our Common Stock pursuant to this reoffer prospectus may be deemed to be an “underwriter” within the meaning of the Securities Act. Any commissions received by a broker or dealer in connection with resales of shares may be deemed to be underwriting commissions or discounts under the Securities Act. The Selling Stockholders identified herein will acquire the shares pursuant to options granted under the Company's 2004 Stock Option Plan (the "2004 Plan") and may resell all, a portion, or none of the shares of Common Stock from time to time.

You should carefully read this Prospectus together with the documents we incorporate by reference before you invest in our Common Stock.

Our Common Stock is traded on the NYSE MKT LLC (“NYSE MKT”) and the Tel Aviv Stock Exchange (“TASE”) under the symbol “NTS”. On June 28, 2013 and June 27, 2013, the closing price of our Common Stock was $1.57 (NYSE MKT) and 4.94 NIS (TASE), respectively.

INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS INVOLVES A HIGH DEGREE OF RISK. YOU MAY LOSE YOUR ENTIRE INVESTMENT. CONSIDER CAREFULLY THE “RISK FACTORS” DETAILED ON PAGES 14-22 OF THIS PROSPECTUS BEFORE INVESTING.

You should rely only on the information contained in or incorporated by reference in this Prospectus. We have not, and the Selling Stockholders have not, authorized anyone, including any salesperson or broker, to give oral or written information about this offering, NTS, Inc., or the shares of Common Stock offered hereby that is different from the information included in this Prospectus. If anyone provides you with different information, you should not rely on it. The Selling Stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This Prospectus is not an offer to sell any securities other than the shares of Common Stock offered hereby. This Prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 2, 2013

TABLE OF CONTENTS

The following table of contents has been designed to help you find information contained in this Prospectus.
We encourage you read the entire Prospectus.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This Prospectus contains “forward-looking statements” and information relating to our business that are based on our beliefs as well as assumptions made by us or based upon information currently available to us. When used in this Prospectus, the words "anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to our performance in “Business” and “Management's Discussion and Analysis of Financial Condition and Results of Operations” in our latest Annual Report which is incorporated by reference herein. These statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include, among others: general economic and business conditions; industry capacity; industry trends; competition; changes in business strategy or development plans; project performance; availability, terms, and deployment of capital; and availability of qualified personnel. These forward-looking statements speak only as of the date of this Prospectus. Subject at all times to relevant securities law disclosure requirements, we expressly disclaim any obligation or undertaking to disseminate any update or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY

General

This summary highlights selected information about us, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this Prospectus. Before making your investment decision, you should carefully read this entire Prospectus, any applicable Prospectus supplement, and the documents referred to in the following sections “Incorporation of Certain Information by Reference” and “Where You Can Find More Information”.

As used in this Prospectus, references to “the Company”, “we”, “our”, “ours” and “us” refer to NTS, Inc. and consolidated subsidiaries, unless otherwise indicated. References to “NTS” refer to NTS, Inc. In addition, references to our “financial statements” are to our consolidated financial statements except as the context otherwise requires.

We prepare our financial statements in United States dollars and in accordance with generally accepted accounting principles as applied in the United States, referred to as U.S. GAAP. In this Prospectus, references to “$” and “dollars” are to United States dollars, and references to “NIS” and “shekels” are to New Israeli Shekels.

Background

NTS, Inc. (f/k/a Xfone, Inc.)

NTS, Inc. was incorporated in the State of Nevada, U.S.A. in September 2000 as Xfone, Inc. We are a holding and managing company providing, through our subsidiaries, integrated communications services which include voice, video and data over our Fiber-To-The-Premise (“FTTP”) and other networks.

Several years ago, our Board of Directors made a strategic decision to concentrate our operations in the United States; accordingly, in the summer of 2010 we discontinued and disposed of our operations in the United Kingdom and Israel. We currently have operations in Texas, Mississippi and Louisiana and we also serve customers in Arizona, Colorado, Kansas, New Mexico, and Oklahoma.

Effective as of February 1, 2012, we changed our name from “Xfone, Inc.” to “NTS, Inc.” and as of February 2, 2012 our shares of common stock are traded on the NYSE MKT LLC (f/k/a NYSE Amex LLC) (“NYSE MKT”) and the Tel Aviv Stock Exchange Ltd. (“TASE”) under the new ticker symbol “NTS”. The name change is a reflection of our refined and enhanced business strategy which began with our acquisition of NTS Communications, Inc. (“NTSC”) in 2008 and our focus on the build out of our high-speed FTTP network.

Our Organizational Structure

Following the sale of our UK and Israeli operations in 2010, we have two wholly owned subsidiaries in the United States. These subsidiaries, and their consolidated subsidiaries, are shown in the following diagram:

NTS Communications, Inc.

Background

On August 22, 2007, we entered into a Stock Purchase Agreement (the “NTSC Purchase Agreement”) with NTS Communications, Inc., a provider of integrated telecommunications solutions headquartered in Lubbock, Texas, and the owners of approximately 85% of the equity interests in NTSC, to acquire NTSC. Subsequently, all of the remaining shareholders of NTSC executed the NTSC Purchase Agreement, bringing the total percentage of equity interests in NTSC owned by NTSC shareholders that entered into the NTSC Purchase Agreement (the “NTSC Sellers”) to 100%. On February 14, 2008, we entered into a First Amendment to the NTSC Purchase Agreement to amend the agreement to further extend the expiration date for the closing of our acquisition of NTSC. On February 26, 2008, we entered into a Second Amendment to the NTSC Purchase Agreement which amended, among other things, the definition and elements of Working Capital, as such term is defined in the NTSC Purchase Agreement, and increased the escrow amount. On April 25, 2008, we entered into a Third Amendment to the NTSC Purchase Agreement, pursuant to which we agreed to an extension of time for the calculation and payment of the post closing working capital adjustment under the NTSC Purchase Agreement.

The acquisition closed on February 26, 2008. Upon closing of the acquisition, NTSC and its six wholly owned subsidiaries, NTS Construction Company, Garey M. Wallace Company, Inc., Midcom of Arizona, Inc., Communications Brokers, Inc., NTS Telephone Company, LLC, and NTS Management Company, LLC, became our wholly owned subsidiaries. On April 3, 2009, NTSC formed a seventh wholly owned subsidiary in Texas, called PRIDE Network, Inc.

About NTSC

NTSC is an integrated telecommunications service provider that owns and operates its own fiber optic and leased facilities-based, long haul and metropolitan telecommunications networks. NTSC provides, including through its subsidiaries, business and residential customers with high quality broadband, managed data, video, local, and long distance services within its service areas. The company also provides long distance, data, and private line services to numerous communications carriers. NTSC is currently authorized to provide interexchange service in Arizona, Colorado, Kansas, Louisiana, New Mexico, Oklahoma, and Texas. NTSC is also authorized to provide local service in Louisiana, New Mexico, and Texas, and video service only in Louisiana and Texas.

Xfone USA, Inc.

Background

On May 28, 2004, we entered into an agreement and Plan of Merger to acquire WS Telecom, Inc., a Mississippi corporation, and its two wholly owned subsidiaries, eXpeTel Communications, Inc. and Gulf Coast Utilities, Inc., through the merger of WS Telecom with and into our then newly formed wholly owned subsidiary Xfone USA, Inc. (“Xfone USA”). The merger was consummated on March 10, 2005.

Between 2006 and 2008, Xfone USA consummated a series of mergers and acquisitions. In January 2006, Xfone USA acquired the assets of Canufly.net, Inc., an internet service provider based in Vicksburg, Mississippi. In March 2006, I-55 Internet Services, Inc., a provider of internet access and related services in Southeastern United States, and I-55 Telecommunications, LLC, a provider of voice, data and related services in Louisiana and Mississippi, merged with and into Xfone USA. In January 2008, Xfone USA acquired the assets of EBI Comm, Inc., a provider of internet services in north Mississippi. In November 2008, Xfone USA acquired the assets and assumed certain liabilities of Cybergate, Inc., a provider of internet services. The transactions with Canufly.net, EBI Comm, and Cybergate were not significant from an accounting perspective.

About Xfone USA

Xfone USA (d/b/a NTS Communications) is an integrated telecommunications service provider that owns and operates its own facilities-based, telecommunications switching system and network. Xfone USA provides residential and business customers with high quality local, long distance and high-speed broadband Internet services. Xfone USA utilizes integrated multi-media offerings - combining digital voice and data services over broadband technologies to deliver services to customers throughout its service areas. Xfone USA is currently licensed to provide telecommunications services in Louisiana and Mississippi.

Recent Acquisitions

CoBridge Telecom, LLC

On April 25, 2011, NTSC entered into an Asset Purchase Agreement with CoBridge Telecom, LLC, (“CoBridge”), pursuant to which CoBridge agreed to sell NTSC all of CoBridge’s assets in and around the communities of Colorado City, Levelland, Littlefield, Morton, and Slaton Texas according to the terms of that agreement. CoBridge provided cable television service in those communities via coaxial cable facilities. As part of the transaction, NTSC also agreed to assume certain liabilities of CoBridge which are necessary to continue operation of the CoBridge’s assets. The sale and purchase closed on July 1, 2011 but the purchase price was adjusted in November 2011 based on the number of CoBridge’s customers who failed to pay their accounts or cancelled service (offset by customers who converted to NTSC’s service in relevant markets). This adjustment was made final by agreement of the parties in July 2012. The acquisition is not significant from an accounting perspective.

Reach Broadband

On September 16, 2011, NTSC entered into an Asset Purchase Agreement with RB3, LLC, and Arklaoktex, LLC, each doing business as Reach Broadband (“Reach”), pursuant to which Reach agreed to sell NTSC all of Reach’s assets in and around the communities of Abernathy, Anton, Brownfield, Hale Center, Idalou, Levelland, Littlefield, Meadow, New Deal, O’Donnell, Olton, Reese, Ropesville, Shallowater, Smyer, Tahoka, and Wolfforth Texas according to the terms of that agreement. Reach provided those communities with cable television service via coaxial cable facilities and Internet service via a wireless network. As part of the transaction, NTSC also agreed to assume certain liabilities of Reach which are necessary to continue operation of Reach’s assets. The sale and purchase closed on December 1, 2011. The acquisition is not significant from an accounting perspective.

Discontinued Operations

The United Kingdom

On January 29, 2010, we entered into an agreement with Abraham Keinan (our former Chairman of the Board of Directors and former significant shareholder) and AMIT K LTD. (a company registered in England & Wales which at that time was wholly owned and controlled by Mr. Keinan) for the sale by us of the entire issued share capital of Swiftnet Ltd., Equitalk.co.uk Ltd., Auracall Ltd. and Story Telecom. The transaction closed on July 29, 2010.

Israel

On August 31, 2010, we completed the disposition of our 69% interest in Xfone 018 Ltd. pursuant to a certain agreement, dated May 14, 2010 (as amendment and supplement), by and between us, Newcall Ltd. (the former 26% minority owner of Xfone 018), Margo Pharma Ltd. (the former 5% minority owner of Xfone 018), and Marathon Telecom Ltd., the buyer of Xfone 018.

Our Principal Services and Their Markets

We provide through our subsidiaries the following telecommunication products / services:

Services provided by NTS Communications and its subsidiaries

Retail Services

●
Local Services: NTSC delivers local telephony service to its customers through an “on-net” UNE-L connection, including voice mail, caller ID, forwarding, 3-way calling, blocking, and PBX services. In addition, NTSC sells “off-net” total service resale lines. NTSC provides UNE-L services in Lubbock, Abilene, Amarillo, Midland, Odessa, Pampa, Plainview, and Wichita Falls, Texas. NTSC provides local services via FTTP in Lubbock, Wolfforth, Levelland, Littlefield, Plainview, Burkburnett, Slaton, Iowa Park, Brownfield, Lamesa, Ropesville, Wichita Falls, and Smyer, Texas as well as Hammond, Louisiana. NTSC provides resold local services throughout Texas via its resale agreement with AT&T.

●
Retail Long Distance Services: NTSC offers a full range of long distance services to its customers, including competitively priced switched long distance (including intrastate, interstate, and international), toll-free service, dedicated T-1 long distance and calling cards. The vast majority of its customers are concentrated in West Texas. A minority of its long distance customers are in Arizona, New Mexico, Oklahoma, Kansas, and Colorado.

●
Internet Data Services: NTSC provides broadband and dial-up Internet service in all of its Texas markets. Download speeds for broadband range from 500 Kilobits to 100 Megabits per second, depending on the end user’s distance from an NTSC collocation or the type of facilities used to deliver the service. NTSC also offers Web hosting and wide area networking solutions for business applications.

●
Fiber-Based Services (“Fiber to the Premise” or “FTTP”): As an integrated telecom provider, NTSC is capable of providing quality triple play (voice, digital video & data) on one bill at competitive prices to its FTTP customers. NTSC offers a full selection of video services, including basic cable, video on demand, HDTV and DVR. NTSC is a member of the National Cable Television Cooperative and as such obtains favorable programming rates from most major networks. NTSC provides FTTP service in Lubbock, Levelland, Littlefield, Brownfield, Burkburnett, Ropesville, Slaton, Smyer, Whitharral, Wichita Falls, Burkburnett, Iowa Park, Plainview, Lamesa, and Wolfforth, Texas as well as Hammond, Louisiana.

●
Cable Television (“CATV”): In addition to providing video service via its FTTP network, NTSC offers CATV via a coaxial cable network in Anton, Brownfield, Colorado City, Hale Center, Idalou, Levelland, Littlefield, Meadow, Morton, New Deal, O’Donnell, Olton, Ropesville, Shallowater, Slaton, Smyer, Tahoka, and Wolfforth Texas as well as Hammond, Louisiana. NTSC offers a wide selection of video services via its CATV offering basic cable, over 250 channels including premium sports and movie channels, and Pay Per View.

●
Customer Premise Equipment (“CPE”): NTSC resells a variety of CPE and CPE related services to its customers. Primarily, these sales involve NTSC acting as an authorized dealer for Toshiba phone systems. These systems are sold to customers either on a stand-alone basis, or in conjunction with the purchase of local, long distance, and/or data services from the company. In addition NTSC sells a variety of other electronics such as HD displays, surveillance equipment, paging systems, nurse call systems, routers switches and internetworking gear.

Wholesale Services

●
Private Line Services: NTSC offers aggregation and resale of leased fiber transport network from AT&T and other fiber network operators. This service is mostly provided for carrier customers that need direct network connectivity, as well as enterprises that require dedicated branch office connections. Services are generally offered under 1-year contracts for a fixed amount per month. NTSC provides private line service nationwide.

●
Wholesale Switched Termination Services: NTSC sells its wholesale-switched minutes to local telecom companies who do not have the volume to warrant attractive pricing from AT&T and other large carriers. NTSC provides multi-regional switched termination, switched toll free origination and wholesale Internet access services to various carrier customers. Services are generally offered for a fixed amount per minute. NTSC provides wholesale switched termination services to customers via network connections in NTSC POPs and switch sites.

Internet Based Customer Service

●	Our Internet based customer service (found at www.ntscom.com) includes full details on all our retail products and services.

NTS Communications owns and operates its own facilities-based telecommunications switching system.

FTTP Network Extensions / Stimulus Fundings

Levelland/Smyer, Texas

NTSC, through its wholly owned subsidiary, NTS Telephone Company, LLC (d/b/a NTS of Levelland), has extended its FTTP network to the nearby communities of Levelland (located approximately 30 miles west of Lubbock) and Smyer (approximately 15 miles west of Lubbock). These communities have added approximately 6,000 FTTP passings to the NTSC FTTP footprint bringing total FTTP passings to approximately 21,000. An “FTTP passing” represents the number of premises capable of being served by the Company’s deployed fiber optic distribution plant, with or without the addition of a fiber optic drop cable from the closest network access point to the premises. NTS Telephone Company received from the Rural Utilities Service (“RUS”), a division of the U.S. Department of Agriculture an $11.5 million debt facility to complete this buildout. The RUS loan is non-recourse to NTSC and all other NTSC subsidiaries and interest is charged at the average rate of U.S. government obligations. NTSC’s initial capital investment in the project was a $2.5 million equity contribution. NTSC provides voice, data, and video services for NTS Telephone Company and also provides billing, sales and marketing, back and front offices services to this subsidiary. NTSC receives a management fee from NTS Telephone Company equal to 15% of its revenues. NTSC began marketing its triple-play service in limited areas of Levelland in 2009 and construction was completed on April 8, 2010. NTSC will continue to work diligently to secure sales and complete installations in pursuit of its take rate goals.

Texas South Plains; Burkburnett and Iowa Park, Texas; St. Helena, Washington, and Tangipahoa Parishes in Southern Louisiana

In March 2010, we were notified that the applications of our wholly owned subsidiary, PRIDE Network, Inc. (“PRIDE Network”), for RUS funding from the U.S. Department of Agriculture under the Broadband Initiative Program for the FTTP build out of PRIDE Network’s projects in Texas, had been approved. PRIDE Network was selected to receive approximately $63.7 million in RUS funding for these projects, which will be split between loans of approximately $35.53 million and grants of approximately $28.14 million.

In September 2010, we were notified that another application of PRIDE Network for additional funding under the Broadband Initiative Program for the FTTP build out of its project in Louisiana has been approved. PRIDE Network was selected to receive approximately $36.2 million in additional RUS funding which will be split between a loan of approximately $18.46 million and a grant of approximately $17.74 million.

This funding is a significant milestone in our strategy to grow the FTTP business. The grants and loans created an opportunity for us to expand the rollout of our state-of-the-art FTTP infrastructure to bring broadband services to the Texas south plains, to the communities of Burkburnett and Iowa Park, Texas, and to St. Helena, Washington, and Tangipahoa Parishes in Southern Louisiana. Additionally, it is anticipated that these projects will help stimulate the economic growth of these communities by creating hundreds of new jobs associated with the network build out.

When completed, the PRIDE Network is expected to add 30,000 FTTP passings to the NTSC network bringing Company-wide FTTP passings to over 50,000. To date, we have completed our FTTP network in Lamesa, Littlefield, Plainview, Burkburnett, Iowa Park, Brownfield, Slaton, and Whitharral, Texas, and started to record minimal revenues from these markets which will continue to increase during 2013.

The fundings are contingent upon PRIDE Network meeting the terms of the loans, grants or loans/grants agreement.

Services providedby Xfone USA

●
Local Telephone Service: Using our own network in concentrated local areas throughout Mississippi and Louisiana and utilizing the underlying network of BellSouth Telecommunications, Inc. (the new ATT), outside of our local areas, we provide local dial tone and calling features, such as hunting, call forwarding and call waiting to both business and residential customers throughout Louisiana and Mississippi, including T-1 and PRI local telephone services to business customers.

●
Long Distance Service: We use our own network where available and QWEST, a nationwide long distance carrier, as our underlying long distance network provider. In conjunction with Local Telephone Services, we provide Long Distance Services to our residential and business customers. We provide two different categories of long distance services - Switched Services to both residential and small business customers, which include 1+ Outbound Service, Toll Free Inbound Service and Calling Card Service. For larger business customers we also provide Dedicated Services such as T-1 and PRI Services. Our long distance services are only available to customers who use our local telephone services.

●
Internet/Data Service: We provide high-speed broadband Internet access to residential and business customers utilizing our own integrated digital data network and utilizing the broadband gateway network of the new ATT. Our DSL service provides up to 3 Mbps of streaming speed combined with Dynamic IP addresses, as well as multiple mailboxes and Web space. Our DSL services also include spam filter, instant messaging, pop-up blocking, web mail access, and parental controls. We also provide dial-up Internet access service for quick and dependable connection to the web. Our Internet/Data services are stand-alone products or are bundled with our voice services for residential and business customers.

●
Customer Service: Customer Service is paramount at Xfone USA and is one of our major differentiating characteristics, thus tantamount to being one of our product offerings. Customers have been conditioned to accept poor customer service from the larger monopoly companies because they have never had any real choice in service providers, especially in the residential market. Our attentive customer service department is an additional “product offering” which sells - as well as retains - customers. The full scope of communications service entails network service, customer service, and repair service.

●
Customer Premise Equipment (“CPE”): Xfone USA also resells a variety of CPE and CPE related services to its customers. Primarily, these sales involve acting with NTSC as an authorized dealer for Toshiba phone systems. These systems are sold to customers either on a stand-alone basis, or in conjunction with the purchase of local, long distance, and/or data services from the company. In addition, the company sells a variety of other electronics such as HD displays, surveillance equipment, paging systems, nurse call systems, routers switches and internetworking gear.

Xfone USA owns and operates its own facilities-based telecommunications carrier class-switching platform.

Where You Can Find Us

Our principal executive offices are located at 5307 W Loop 289, Lubbock, Texas 79414, USA. Our telephone number is 806-771-5212, and our facsimile number is 806-788-3398. Our website is www.ntscom.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this Prospectus.

About This Offering

Shares of Common Stock, $0.001 par value per share, offered by the Selling Stockholders:	2,256,962 shares

Shares of Common Stock, $0.001 par value per share, outstanding prior to this offering:	41,369,894 shares as of June 28, 2013

Shares of Common Stock, $0.001 par value per share, outstanding after this offering:	43,626,856 shares (assuming exercise and sale in full of options held by the Selling Stockholders).

Use of proceeds:
We will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders identified in this Prospectus. The Selling Stockholders will receive all net proceeds from the sale of the shares of our Common Stock offered by this Prospectus.

We will receive up to approximately $3,531,858 in proceeds from the exercise of the options already granted under the 2004 Plan if and to the extent that any such options are exercised by the Selling Stockholders.

Risk Factors:
An investment in our Common Stock is subject to significant risks. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 14 as well as other information set forth in this Prospectus, including our financial statements and related notes.

Dividend policy:	We have not paid any dividends on our Common Stock during the last three fiscal years, and we do not anticipate the declaration or payment of any dividends at any time in the foreseeable future.

NYSE MKT and TASE Symbol:	NTS

RISK FACTORS

You should carefully consider the risks described below before buying Common Stock offered in this offering. The risks and uncertainties described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may impair our business operations. If any of the adverse events described in this risk factors section actually occur, our business, results of operations and financial condition could be materially adversely affected, the trading price of our Common Stock could decline and you might lose all or part of your investment. We have had operating losses from time to time and cannot assure that we will be profitable in the foreseeable future. We make various statements in this section which constitute “forward-looking” statements under Section 27A of the Securities Act.

In addition, we cannot assure prospective investors that we will continue operations or make a profit in the future. No purchase of Common Stock should be made by any person who cannot afford a total loss of his or her investment. In addition to the other information provided in this Prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any Common Stock. You should also consider similar information contained in our annual report on Form 10-K or other document filed by us with the SEC after the date of this Prospectus before deciding to invest in our securities. If required, we will include in any Prospectus supplement a description of those significant factors that could make the offering described therein speculative or risky.

Risks Related To Our Business

We have a history of losses and can provide no assurance of our future operating results.

We have experienced net losses and negative cash flows from operating activities. As of March 31, 2013 we have experienced accumulated net losses of $25,314,441 since inception. As of December 31, 2011 and 2012 and March 31, 2013, we had working capital deficit of $3,596,693, $6,248,721 and $8,227,723, respectively, and shareholders' equity of $27,667,426, $27,403,868 and $27,643,934, respectively. We cannot guarantee that we will achieve sufficient revenues for profitability. Even if we achieve profitability, we cannot guarantee that we can sustain or increase profitability on a quarterly or annual basis in the future.

We will need significant additional capital, which we may be unable to obtain.

Revenues generated from our operations are not presently sufficient to sustain our operations. Therefore, we will need to raise additional capital to continue our operations. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. We may be required to pursue sources of additional capital through various means, including debt or equity financings. Future financings through equity investments are likely to be dilutive to existing stockholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

We have incurred substantial indebtedness.

As of March 31, 2013, we have incurred indebtedness of approximately $69,593,309, a significant portion of which is secured by substantially all of our assets. Our level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of the indebtedness. Our indebtedness, combined with other financial obligations and contractual commitments, could:

● make it more difficult for us to satisfy our obligations with respect to the indebtedness and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in events of default and cross default under our loan agreements and instruments governing our indebtedness;

● require us to dedicate a substantial portion of our cash flow from operations to payments on indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, research and development and other corporate purposes;

● increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to competitors that have relatively less indebtedness;

● limit our flexibility in planning for, or reacting to, changes in business and the industry in which we operate; and

● limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, research and development and other corporate purposes.

We may incur significant additional indebtedness in the future. If we incur a substantial amount of additional indebtedness, the related risks that we face could become more significant. Additionally, the terms of any future debt that we may incur may impose requirements or restrictions that further affect our financial and operating flexibility or subject us to other events of default.

We need to increase revenue from the services that we offer to realize our targets for financial and operating performance.

We must increase revenue from our data, voice, content and infrastructure services at acceptable margins in order to realize our targets for financial and operating performance. If:

●	we do not penetrate new markets where we are offering our Fiber to the Premises services;
●	we are not able to expand the available capacity on our network to meet our customers' demands in a timely manner;
●	we do not develop new large volume and enterprise customers; or
●	our customers determine to obtain these services from either their own network or from one of our competitors;

then, we may not be able to increase or maintain our revenue at acceptable margins, which would adversely affect our ability to become profitable.

Our future results will suffer if we do not effectively manage expansions to our operations.

We continue to expand our operations through new product and service offerings and may in the future expand through additional strategic investments, acquisitions or joint ventures, some of which may involve complex technical and operational challenges. Our future success depends, in part, upon our ability to manage our expansion opportunities, which pose numerous risks and uncertainties, including the need to integrate new operations into our existing business in an efficient and timely manner, to combine accounting and data processing systems and management controls and to integrate relationships with customers, vendors and business partners. In addition, future acquisitions or joint ventures may involve the assumption of additional debt and/or the issuance of additional shares of our common stock, which may dilute our stockholders' ownership.

Any future acquisitions of businesses or facilities could entail a number of risks, including:

●	problems with the effective integration of operations;

●	inability to maintain key pre-acquisition business relationships;

●	increased operating costs;

●	exposure to unanticipated liabilities; and

●	difficulties in realizing projected efficiencies, synergies and cost savings.

We continually evaluate potential investments and strategic opportunities to expand, enhance connectivity and add traffic to our network. In the future, we may seek additional investments, strategic alliances or similar arrangements, which may expose us to risks such as:

●	the difficulty of identifying appropriate investments, strategic allies or opportunities on terms acceptable to us;

●	the possibility that senior management may be required to spend considerable time negotiating agreements and monitoring these arrangements;

●	potential regulatory issues applicable to the telecommunications industry;

●	the loss or reduction in value of the capital investment;

●	our inability to capitalize on the opportunities presented by these arrangements; and

●	the possibility of insolvency of a strategic ally.

We cannot assure you that our future expansion or acquisition opportunities will be successful, or that we will realize expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

Our operations are subject to regulation and require us to obtain and maintain a number of governmental licenses and permits. If we fail to comply with those regulatory requirements or to obtain and maintain those licenses and permits, including payment of related fees, if any, we may not be able to conduct our business. Moreover, those regulatory requirements could change in a manner that significantly increases our costs or otherwise adversely affects our operations.

In the ordinary course of constructing our networks and providing our services, we are required to obtain and maintain a variety of telecommunications and other licenses and authorizations, as well as rights-of-way from utilities, railroads, incumbent carriers and other persons. We also must comply with a variety of regulatory obligations. There can be no assurance that we will be able to maintain our licenses or that they will be renewed upon their expiration. Our failure to obtain or maintain necessary licenses, authorizations and rights-of-way, or to comply with the obligations imposed upon license holders including the payment of fees may result in sanctions or additional costs, including the revocation of authority to provide services.

Our operations are subject to regulation at the federal, state and local level. The regulation of telecommunications networks and services varies widely. The range of services that we are legally permitted to provide may be limited, or may change. Changes to existing regulations or rules, or the failure to regulate going forward in areas which have historically been regulated on matters such as network neutrality, licensing fees, environmental, health and safety, privacy, intercarrier compensation, interconnection and other areas, in general or particular to our industry, may increase costs, restrict operations or decrease revenues. Our inability or failure to comply with the telecommunications and other laws and regulations could result in the temporary or permanent suspension of operations.

If our telecommunications infrastructure or equipment is damaged or inoperative, we may not be able to provide service to our customers.

We rely on our telecommunications equipment, including, but not limited to our switchboard and switches, to provide services to our customers. In the event that such equipment is not able to provide the services for which it is then used, we may not be able to provide services to our customers. While we have back-up for much of this equipment, if any portion of the equipment is unavailable for any extended period of time, it will be difficult to provide service to our customers, might give rise to the ability of our customers to terminate agreements with us, and would generally have a detrimental effect on retaining our customers. In addition, if we are unable to provide service, our customers in the U.S. could lose access to 911 and would not be able to access health and safety services in an emergency. This could result in potential liability for claims of property damage, personal injury, and death because a customer could not contact emergency health and safety services. This also might give rise to the ability of our customers to terminate agreements with us, and would generally have a detrimental effect on retaining our customer.

If our suppliers' telecommunications infrastructure is damaged, it could increase our expenses and we may not be able to provide service to our customers.

We rely on certain suppliers' telecommunications infrastructure in order to provide services to our customers. If their ability to supply such services to us is damaged in any way, we may be required to incur additional costs to replace such services and we may not be able to provide service to our customers.

If our information and billing systems are unable to function properly as our operations grow, we may experience system disruptions, reduced levels of customer service and a declining customer base and revenues.

Over the past years, our business operational systems handle many hundreds of thousands of transactions on a daily basis with our customers and with our interconnected networks. Accordingly, our back-office, transmission, switching, information and billing systems are under increasing stress. We use internally developed, acquired systems and third party systems to operate our services and for transaction processing, including billing and collections processing. We must continually improve all of our systems in order to meet increased usage. Furthermore, in the future, in addition to adding many thousands of new customers we may add features and functionality to our products and services using internally developed or third party licensed technologies. Our inability to add software and hardware or develop and upgrade existing technology, transaction processing systems and network infrastructure to meet increased volume through our processing systems or provide new features or functionality, may cause system disruptions, slower response times, reductions in levels of customer service, decreased quality of the user's experience, collection difficulties, delays in reporting accurate financial information, and a declining customer base, revenues and gross margin.

If third parties claim that we infringe their intellectual property, it may result in costly litigation.

We cannot assure you that third parties will not claim our current or future products or services infringe their intellectual property rights. Any such claims, with or without merit, could cause costly litigation that could consume significant management time. As the number of product and services offerings increases, companies such as ours may become increasingly subject to infringement claims. Such claims also might require us to enter into royalty or license agreements. If required, we may not be able to obtain such royalty or license agreements, or obtain them on terms acceptable to us.

We serve an extremely large number of customers/users and are thus at risk for class action law suits.

Because we provide services to so many customers/users, it is possible that such customers/users may join together in a large or expensive class action to initiate an action. Class action lawsuits have also become much more popular in the United States where we have our operations.

On January 19, 2010, Eliezer Tzur et al. (the “Petitioners”) filed a request to approve a claim as a class action (the “Class Action Request”) against Xfone 018 Ltd. (“Xfone 018”), our former 69% Israel-based subsidiary, and four other Israeli telecom companies, all of which are entities unrelated to us (collectively with Xfone 018, the “Defendants”), in the Central District Court, Israel (the “Israeli Court”). The Petitioners’ claim alleges that the Defendants have not fully fulfilled their alleged legal requirement to bear the cost of telephone calls by customers to the Defendants’ respective technical support centers. One of the Petitioners, Mr. Eli Sharvit (“Mr. Sharvit”), seeks damages from Xfone 018 for the cost such telephone calls allegedly made by him during the 5.5-year period preceding the filing of the Class Action Request, which he assessed at NIS 54.45 (approximately $15). The Class Action Request, to the extent it pertains to Xfone 018, states total damages of NIS 7,500,000 (approximately $2,055,921) which reflects the Petitioners’ estimation of damages caused to all customers that (pursuant to the Class Action Request) allegedly called Xfone 018’s technical support number during a certain period defined in the Class Action Request.

On February 22, 2011, Xfone 018 and Mr. Sharvit entered into a settlement agreement, which following the instructions of the Israeli Court was supplemented on May 3, 2011 and amended on July 18, 2011 and on March 21, 2012 (the “Settlement Agreement”). Pursuant to the Settlement Agreement, Xfone 018 agreed to compensate its current and past registered customers of international calling services who called its telephone service center from July 4, 2004 until February 21, 2010, due to a problem with the international calling services, and were charged for such calls. The compensation includes a right for a single, up to ten minutes, free of charge, international call to one landline destination around the world, and shall be valid for a period of six months. In addition, Xfone 018 agreed to pay Mr. Sharvit a one-time special reward in the amount of NIS 10,000 (approximately $2,741) (the “Reward”). Xfone 018 further agreed to pay Mr. Sharvit attorneys' fee for professional services in the amount of NIS 40,000 (approximately $10,965) plus VAT (the “Attorneys Fee”). In return, Mr. Sharvit and the members of the Represented Group (as defined in the Settlement Agreement) agreed to waive any and all claims in connection with the Class Action Request. As required by Israeli law in such cases, the Settlement Agreement is subject to the approval of the Israeli Court. On April 30, 2012, the Israeli Court appointed a CPA as an examiner to review and assess the Settlement Agreement (the “Examiner”). The Examiner was instructed to advise the Israeli Court whether in his opinion the Settlement Agreement is reasonable. On October 18, 2012 the Examiner submitted his assessment to the Israeli Court. According to the Examiner's assessment, there are a number of impediments that will deter the Represented Group from making use of the right to a free call described above including the low value of the call and its limited utility. According to the Examiner, the appropriate solution would have been to compensate the specific affected customers for the damage caused. However, since the Examiner recognizes that, pursuant to Xfone 018's claims, the foregoing solution is impractical, the Examiner proposes to consider revising the manner in which the alleged damage, which he estimates at NIS 98,000 (approximately $26,864), will be paid for by Xfone 018. Following the Examiner's assessment, Xfone 018 and Mr. Sharvit have agreed to amend the Settlement Agreement, by giving the Israeli Court the discretion to decide whether Xfone 018 shall grant the free call benefit described above or donate a sum of NIS 49,000 (approximately $13,432) to Ezer Mizion, a non-profit organization (“Ezer Mizion”) (the “Amended Settlement Agreement”). The Amended Settlement Agreement has been submitted to the Israeli Court, which ruled that a notice to the general public concerning the Amended Settlement Agreement shall be published in two daily papers. The said notices have been published and the period for submitting objections to the Amended Settlement Agreement has expired. On July 2, 2013, the Israeli Court requested that the Attorney General submit its position with respect to the Amended Settlement Agreement, after which it is expected that the Israeli Court will issue its final decision.

On May 14, 2010, we entered into an agreement (including any amendment and supplement thereto, the “Agreement”) with Marathon Telecom Ltd. for the sale of our majority (69%) holdings in Xfone 018. Pursuant to Section 10 of the Agreement, we are fully and exclusively liable for any and all amounts, payments or expenses incurred by Xfone 018 as a result of the Class Action Request. Section 10 of the Agreement provides that we shall bear any and all expenses or financial costs which are entailed by conducting the defense on behalf of Xfone 018 and/or the financial results thereof, including pursuant to a judgment or settlement (it was agreed that in the event that Xfone 018 will be obligated to provide services at a reduced price, we shall bear only the cost of such services). Section 10 of the Agreement further provides that the defense by Xfone 018 shall be performed in full cooperation with us and with mutual assistance. It is agreed between us and Xfone 018 that subject to and upon the approval of the Amended Settlement Agreement by the Israeli Court, we shall bear and/or pay: (i) the costs of the free call benefit or donation described above; (ii) the Reward; (iii) the Attorneys Fee; (iv) Xfone 018 attorneys' fees for professional services in connection with the Class Action Request, estimated at approximately NIS 75,000 (approximately $20,559); and (v) any other related costs (such as publication expenses and the Examiner's fees).

In the event the Amended Settlement Agreement is not approved by the Israeli Court, Xfone 018 intends to vigorously defend the Class Action Request.

Cyber attacks or other breaches of network or information technology security could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology security may cause equipment failures or disruptions to our operations. Our inability to operate our networks as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other communications providers. In addition, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Cyber attacks, which include the use of malware, computer viruses and other means for disruption or unauthorized access on companies have increased in frequency, scope and potential harm in recent years. While, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, have been material to our operations or financial condition, the preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber attack in the future. The costs associated with a major cyber attack on us could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber security measures, lost revenues from business interruption, litigation and damage to our reputation. In addition, if we fail to prevent the theft of valuable information such as financial data, sensitive information about us and intellectual property, or if we fail to protect the privacy of customer and employee confidential data against breaches of network or IT security, it could result in regulatory enforcement, litigation, and damage to our reputation, which could adversely impact customer and investor confidence. Any of these occurrences could result in a material adverse effect on our results of operations and financial condition.

Natural disasters and acts of G.od may result in increased costs.

Our wholly owned subsidiaries NTS Communications and Xfone USA, Inc. are positioned in an environment which has a higher than average propensity to experience hurricanes. In 2005, we suffered adverse effects to our business from Hurricane Katrina. Additionally, our headquarters and those of our wholly owned subsidiaries NTS Communications and Xfone USA, Inc. are located in Lubbock, Texas, which is a location where tornadoes are frequent. In the event of another hurricane, or tornado, the cost of restructuring our facilities, as well as the time spent in rebuilding and organizing our infrastructure might be long and costly. There is no guarantee that we will not be negatively affected in the future by other natural disasters or acts of G.od.

Should our agreements with our principal suppliers, AT&T Inc. and various video content providers, be cancelled, our operations will be negatively impacted.

We are dependent on AT&T Inc., and numerous video content providers who act as our principal suppliers for telecommunications and video content, respectively. AT&T Inc. is required to provide us with services according to applicable regulations and its licenses to operate as a telecommunications provider in the United States. Our video content providers are only required to negotiate with us for these services. Should our agreements involving our principal suppliers be cancelled, our operations may be negatively impacted.

Changes in available technology could increase competition and our capital costs.

The telecommunications industry has experienced rapid changes in the past several years. The development of wireless, cable and IP technologies has significantly increased the commercial viability of alternatives to some of our services. In order to remain competitive, we are deploying a Fiber to the Premises network, as well as research of other new technologies in the marketplace. We expect our expanded deployment of this Fiber to the Premises network will result in increased capital expenditures and increased debt levels as these plans are implemented. If the deployment of this network fails to be cost-effective and accepted by customers, our ability to remain competitive could be materially adversely affected.

Incumbent Local Exchange Carriers (“ILECs”) such as AT&T and Windstream Communications may not provide us local access services at prices that allow us to effectively compete.

We acquire a significant portion of our local access services, the connection between our owned network and the customer premises, from incumbent local exchange carriers or ILECs such as AT&T and Windstream Communications. The ILECs compete directly with our business and may have a tendency to favor themselves and their affiliates to our detriment. Network access represents a very large portion of our total costs and if we face less favorable pricing and provisioning timeframes, we may be at a competitive disadvantage to the ILECs.

In some instances it is expensive and difficult to switch new customers to our network, and lack of cooperation of incumbent carriers can slow the new customer connection process.

It is expensive, difficult and time-consuming for new customers to switch to our network if we require cooperation from the incumbent carrier in instances where there is no direct connection between the customer and our network. Many of our principal competitors, the domestic and international incumbent carriers, are already established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Their physical connections from their premises to those of their customers are expensive and difficult to duplicate. To complete the new customer provisioning process for a customer's location that is not located on our network, we rely on the incumbent carrier to process certain information. The incumbent carriers have a financial interest in retaining their customers, which could reduce their willingness to cooperate with our new customer provisioning requests, thereby adversely affecting our ability to compete and increase revenue. Further consolidation of incumbent carriers with other telecommunications service providers may make these problems more acute.

We may be liable for the information that content owners or distributors distribute over our network.

The law relating to the liability of private network operators for information carried on or disseminated through their networks is still unsettled. While we disclaim any liability for third-party content in our services agreements, we may become subject to legal claims relating to the content disseminated on our network, even though such content is owned or distributed by our customers or a customer of our customers. For example, lawsuits may be brought against us claiming that material distributed using our network was inaccurate, offensive, or violated the law or the rights of others. Claims could also involve matters such as defamation, invasion of privacy and copyright infringement. In addition, the law remains unclear over whether content may be distributed from one jurisdiction, where the content is legal, into another jurisdiction, where it is not. Companies operating private networks have been sued in the past, sometimes successfully, based on the nature of material distributed, even if the content is not owned by the network operator and the network operator has no knowledge of the content or its legality. It is not practical for us to monitor all of the content that is distributed using our network. We may need to take costly measures to reduce our exposure to these risks or to defend ourselves against such claims.

We may be unable to adequately compete with our competitors.

The telecommunications business is very competitive. Our competitors may be able to adapt more quickly to changes in customer needs or to devote greater resources than we can to developing and expanding our services. Such competitors could also attempt to increase their presence in our markets by forming strategic alliances with other competitors, by offering new or improved products or services or by increasing their efforts to gain and retain market share through competitive pricing. As the market for our services matures, price competition and penetration into the market is likely to intensify. Such competition may adversely affect our gross profits, margins and results of operations. There can be no assurance that we will be able to continue to compete successfully with existing or new competitors.

Our management decisions are made by our President, Chief Executive Officer and Chairman of the Board, Guy Nissenson, and our Treasurer, Chief Financial Officer, and Principal Accounting Officer, Niv Krikov; if we lose their services, our operations will be negatively impacted.

The future success of our business is largely dependent upon the expertise of our President, Chief Executive Officer and Chairman of the Board, Guy Nissenson, and our Treasurer, Chief Financial Officer and Principal Accounting Officer Niv Krikov. Because Messrs Nissenson and Krikov are essential to our operations, you must rely on their management decisions. We have not obtained any “key man” life insurance relating to Messrs Nissenson or Krikov. There is no assurance that we would be able to hire and retain another President/Chief Executive Officer/Chairman of the Board or Treasurer/Chief Financial Officer/ Principal Accounting Officer with comparable expertise. As a result, the loss of either Mr. Nissenson's or Mr. Krikov’s services could have a materially adverse effect upon our business, financial condition, and results of operation.

Continued uncertainty in the global financial markets and the global economy may negatively affect our financial results.

Continued uncertainty in the global financial markets and economy may negatively affect our financial results. A prolonged period of economic decline could have a material adverse effect on our results of operations and financial condition and exacerbate some of the other risk factors we describe herein. Our operating results and financial condition could be negatively affected if, as a result of economic conditions:

●	customers cancel, defer or forgo purchases of our services;
●	customers are unable to make timely payments to us;
●	the demand for, and prices of, our services are reduced as a result of actions by our competitors or otherwise;
●	key suppliers upon which we rely are unwilling or unable to provide us with the materials we need for our network on a timely basis or on terms that we find acceptable; or
●	our financial counterparties, insurance providers or other contractual counterparties are unable to, or do not meet, their contractual commitments to us.

We are adversely affected by the devaluation of the U.S. Dollar against the New Israeli Shekel and could be adversely affected by the rate of inflation in Israel.

All of our revenues are generated in U.S. dollars. A significant amount of our long-term debt is incurred in NIS. As a result, inflation in Israel and/or the devaluation of the U.S. dollar in relation to the NIS has and may continue to have the effect of increasing the cost in U.S. dollars of financing expenses; hence, our U.S. dollar-measured results of operations are and may continue to be adversely affected. Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations have an impact on our profitability and period-to-period comparisons of our results of operations.

Risks Related To Our Common Stock

There is a limited market for our Common Stock, and an active trading market for our Common Stock may never develop, which may make it difficult to resell your shares.

Trading in our Common Stock has been limited and has been characterized by wide fluctuations in trading prices, due to many factors that may have little to do with our operations or business prospects. Therefore, shareholders should be aware that the lack of exposure to our stock in the investment community could consequently be reflected by a lack of market trading upon the issuance of material information that could be perceived as disappointing or very encouraging from a market point of view. This could result in an inability for shareholders to be able to dispose of their shares.

Our shares of Common Stock are traded on more than one market and this may result in price variations.

Our shares of Common Stock are currently traded on the NYSE MKT and the TASE. Trading in our shares of Common Stock on these markets takes place in different currencies (dollars on the NYSE MKT, and NIS on the TASE), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). The trading prices of our Common Stock on these two markets may differ due to these and other factors. Any decrease in the trading price of our shares of Common Stock on one of these markets could cause a decrease in the trading price of our shares of Common Stock on the other market.

Future sales of our shares in the public market or issuances of additional securities could cause the market price for our shares of Common Stock to fall.

As of June 28, 2013, we had 41,369,894 shares of Common Stock issued and outstanding. In addition, we have reserved 5,500,000 shares of Common Stock for issuance under our 2004 Stock Option Plan, 8,000,000 shares of Common Stock for issuance under our 2007 Stock Incentive Plan, and 1,400,000 shares of Common Stock underlying warrants. If a large number of shares of our Common Stock is sold in a short period, the price of our Common Stock would likely decrease.

We do not intend to pay dividends.

We currently intend to retain future earnings, if any, to operate and expand our business, and we do not anticipate paying cash dividends on our Common Stock in the foreseeable future. We may not have sufficient funds to legally pay dividends. Even if funds are legally available to pay dividends, we may nevertheless decide in our sole discretion not to pay dividends. Any payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions and other factors deemed relevant by our Board of Directors. In addition, under certain of our loan agreements, we are not permitted to declare or pay any dividend or other distribution without the prior written consent of the lender. There is no assurance that we will pay any dividends in the future, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Risks Related To Our Non-Convertible Bonds

If we are unable to make the principal or interest payments on our non-convertible bonds, our business will be materially adversely affected.

On December 13, 2007, we issued non-convertible bonds to Israeli institutional investors, for total gross proceeds of NIS 100,382,100 (approximately $25,562,032, based on the exchange rate as of December 13, 2007). Our non-convertible bonds accrue annual interest that is paid semi-annually on the 1st of June and on the 1st of December of every year from 2008 until 2015 (inclusive). The principal of our non-convertible bonds is repaid in eight equal annual payments on the 1st of December of every year from 2008 until 2015 (inclusive). The principal and interest of our non-convertible bonds are linked to the Israeli Consumer Price Index, referred to as the CPI. Our non-convertible bonds currently carry an interest rate of 8%. As of March 31, 2013 we had approximately $11,183,749 in principal and interest payments due on our non-convertible bonds. If we are unable to make the principal or interest payments on our non-convertible bonds when due, then our business will be materially adversely affected.

We are a holding and managing company and our ability to meet our obligations under our non-convertible bonds largely depends upon the financial condition and indebtedness of our operating subsidiaries.

We are a holding and managing company with no significant assets other than our interest in our subsidiaries. Therefore, our ability to make interest and principal payments on our non-convertible bonds largely depends upon the future performance and the cash flow of our operating subsidiaries. In addition, our non-convertible bonds are structurally subordinated to the indebtedness of our subsidiaries.

We may not be able to make our debt payments on our non-convertible bonds in the future.

Our ability to meet our debt obligations on our non-convertible bonds will depend on whether we can successfully implement our strategy, as well as on financial, competitive, and other factors, including some factors that are beyond our control. If we are unable to generate sufficient cash flow from operations to meet principal and interest payments on our non-convertible bonds, the non-convertible bonds may need to be refinanced. Our ability to refinance our non-convertible bonds, will depend on, among other things:

●	our financial condition at the time;

●	restrictions in agreements governing our debt; and

●	other factors, including market conditions.

We cannot assure that a refinancing would be possible on terms that we could accept or that we could obtain additional financing. If refinancing will not be possible or if additional financing will not be available, we may have to sell our assets under circumstances that might not yield the highest prices, or default on our non-convertible bonds, which would permit our non-convertible bond holders and holders of other outstanding indebtedness to accelerate their maturity dates.

Our non-convertible bonds are linked to the Israeli consumer price index, which may entail significant risks not associated with similar investments in a conventional debt security.

An investment in our non-convertible bonds, the premium and the interest on principal of which is determined by reference to the CPI, may entail significant risks not associated with similar investments in a conventional fixed or floating rate debt security, including the risks that:

●	the resulting interest rate will be less than that payable on a conventional debt security at the same time;

●	the method or formulae for determining the CPI may change and that we will have no control over these changes; and

●	the risks of investing in our non-convertible bonds encompasses risks relating to the CPI and risks that are unique to the Offering itself.

Neither the current nor the historical value of the CPI should be taken as an indication of future performance of the CPI during the term of our non-convertible bonds. In addition, the value of our non-convertible bonds in the market, including the secondary market, may be subject to greater levels of risk than is the value of other conventional debt securities. The secondary market, if any, for our non-convertible bonds will be affected by a number of factors, independent of our creditworthiness and the value of the CPI, including the volatility of the CPI, the time remaining to the maturity of our non-convertible bonds, the amount outstanding of such non-convertible bonds and market interest rates. The value of the CPI is affected by, and sometimes depends on, a number of interrelated factors, including direct government intervention and economic, financial, regulatory, and political events, over which we have no control.

Our non-convertible bonds may not serve as an effective hedge against inflation.

The CPI to which our non-convertible bonds are linked is a measure of inflation and may be subject to significant fluctuations. You should also consider the following additional risks with respect to our non-convertible bonds:

The CPI, as to which interest and principal payments are linked, is only one measure of inflation for Israel, and therefore the CPI may not correlate perfectly with the rate of inflation experienced by residents in Israel.

The seasonal nature of the CPI may result in higher or lower inflation rates being observed for any sub-period than the rate in relation to any particular interest period.

Interest and principal payments of non-convertible bonds may be based on a calculation made by reference to the inflation rate for a period which is several months prior to the date of payment of our non-convertible bonds and therefore could be substantially different from the level of inflation at the time of the payment of interest or, as the case may be, principal on our non-convertible bonds.

Our non-convertible bonds are not secured by any of our assets. However, certain of our assets have already been pledged to our creditors and we may incur additional liabilities that may be secured by our assets and, therefore, our prior and future lenders may have a prior claim on our assets.

Our non-convertible bonds are not secured by any of our assets. We have in the past and may in the future enter into financing arrangements that are secured by a pledge of certain or all of our assets. Therefore, our non-convertible bonds are effectively subordinated to our existing and future secured debt. If we become insolvent or are liquidated, or if payment under any of the instruments governing our secured debt is accelerated, the lenders under these instruments will be entitled to exercise the remedies available to a secured lender under applicable laws and pursuant to instruments governing such debt. Accordingly, these lenders may have a prior claim on certain of our assets. Because our non-convertible bonds are not secured by any of our assets, it is possible that our remaining assets might be insufficient to satisfy claims of holders of non-convertible bonds in full.

There are no restrictions in the indenture governing our non-convertible bonds relating to our ability to incur indebtedness (including secured indebtedness) or complete other transactions which could result in our incurring obligations which are similar to our non-convertible bonds’ status.

The indenture governing our non-convertible bonds contains no provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control. The indenture governing our non-convertible bonds does not restrict us from incurring additional debt or guaranteeing indebtedness, nor does it limit the amount of indebtedness that we can issue in the future. If we incur additional debt or liabilities, our ability to pay our obligations on our non-convertible bonds could be adversely affected. If an event of default occurs under secured indebtedness, the lenders thereunder will have the right to exercise the remedies (such as foreclosure) available to a secured lender under applicable law and the agreements governing the indebtedness. Since our non-convertible bonds are unsecured, the lenders under any secured indebtedness would have a prior claim on our assets.

TAX CONSIDERATIONS

We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, investors are strongly encouraged to consult their own tax advisor to determine the U.S. federal, state and any applicable foreign tax consequences relating to their investment in our securities.

USE OF PROCEEDS

The Selling Stockholders will receive all proceeds from the sale of the shares of our Common Stock in this offering. We will not receive any of the proceeds from the sale of shares of our Common Stock by the Selling Stockholders.

However, we will receive proceeds of up to approximately $3,531,858 from the exercise of the stock options already granted under the 2004 Plan if and to the extent that any such options are exercised by the Selling Stockholders. We would expect to use these proceeds, if any, for general working capital purposes. We have agreed to pay the expenses of registration of these shares.

SELLING STOCKHOLDERS

Under our 2004 Plan, a total of 5,500,000 shares of Common Stock were reserved for issuance upon the grant and exercise of options to “Employees” (defined under the 2004 Plan as employees of the Company, our parent and subsidiaries, who are not also directors thereof), and/or to non-“Employees”/Consultants as the administrator of the 2004 Plan shall elect.

1,642,379 of the shares of Common Stock to which this reoffer prospectus relates are being registered for reoffers and resales by Guy Nissenson, our President, Chief Executive Officer and Chairman of the Board. We do not know if he will use this reoffer prospectus in connection with the offer or sale of any shares of Common Stock, or, if this reoffer prospectus is so used, how many shares of Common Stock will be offered or sold. Such selling stockholder may resell all, a portion, or none of the shares that he may acquire pursuant to the 2004 Plan.

614,583 shares of Common Stock to which this reoffer prospectus relates are being registered for reoffers and resales by non-affiliates. We do not know if such persons will use this reoffer prospectus in connection with the offer or sale of any shares of Common Stock, or, if this reoffer prospectus is so used, how many shares of Common Stock will be offered or sold. Such selling stockholders may resell all, a portion, or none of the shares that they may acquire pursuant to the 2004 Plan. Of the 614,583 shares of Common Stock, 348 shares of Common Stock are issuable upon exercise of options held by a certain unnamed non-affiliate which constitutes less than the lesser of 1,000 shares or 1% of the aggregate shares of Common Stock issuable under the 2004 Plan.

The number of shares presented as owned in this table assumes that all options are fully exercised, and that all shares offered are sold.

All expenses incurred with respect to the registration of the Common Stock will be borne by us, but we will not be obligated to pay any underwriting fees, discounts, commissions or other expenses incurred by the Selling Stockholders in connection with the sale of such shares.

The information in the table below is current as of the date of this Prospectus. All information contained in the table below is based upon information provided to us by the Selling Stockholders and we have not independently verified this information. The Selling Stockholders are not making any representation that any shares covered by this Prospectus will be offered for sale. The Selling Stockholders may from time to time offer and sell pursuant to this Prospectus any or all of the Common Stock being registered.

Except as indicated below in the notes to the tables below, none of the Selling Stockholders held any position or office with us, nor are any of the Selling Stockholders associates or affiliates of any of our officers or directors. Except as indicated below, no selling stockholder is the beneficial owner of any additional shares of Common Stock or other equity securities issued by us or any securities convertible into, or exercisable or exchangeable for, our equity securities. No selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer.

For purposes of this table, beneficial ownership is determined in accordance with the Securities and Exchange Commission rules, and includes investment power with respect to shares and shares owned pursuant to warrants or options exercisable within 60 days. The number of shares presented as owned in the tables assumes that all warrants and options are fully exercised, and the "Number of Shares Beneficially Owned after the Offering” columns assume the sale of all shares offered.

The percentages of shares beneficially owned are based on 41,369,894 shares of our Common Stock issued and outstanding as of June 28, 2013, and is calculated by dividing the number of shares that person beneficially owns by the sum of (a) the total number of shares outstanding on June 28, 2013, plus (b) the number of shares such person has the right to acquire within 60 days of June 28, 2013.

We may require the Selling Stockholders to suspend the sales of the securities offered by this Prospectus upon the occurrence of any event that makes any statement in this Prospectus or the related Registration Statement untrue in any material respect or that requires the changing of statements in these documents in order to make statements in those documents not misleading. The address of each Selling Stockholders listed below is c/o NTS, Inc., 5307 W Loop 289, Lubbock, TX 79414, USA.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering		Percentage of Shares Beneficially Owned Prior to the Offering	Number of Shares Being Offered Hereby		Number of Shares to be Beneficially Owned Upon Completion of the Offering		Percentage of Shares to be Beneficially Owned Upon Completion of the Offering

Guy Nissenson(1)	7,274,597	(2)(3)	16.34%	1,642,379	(4)	5,632,218	(3)(5)	13.14%

John Burton(6)	382,622	(7)	*	346,157	(8)	36,465	(9)	*

Hunter McAllister(10)	280,441	(11)	*	266,956	(12)	13,485	(13)	*

Israel Singer(14)	167,703	(15)	*	1,122	(16)	166,581	(17)	*

Total:	8,105,363		17.89%	2,256,614		5,848,749		13.59%

* less than one percent of common stock outstanding

(1)	Mr. Guy Nissenson serves as our President, Chief Executive Officer and Chairman.

(2)
Consists of (i) 3,222,165 shares of our Common Stock, (ii) 1,500,000 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Stock Incentive Plan (the "2007 Plan) at an exercise price of $1.10 per share, and (iii) 1,642,379 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan at an exercise price of $1.10 per share. In addition, certain stockholders provided Mr. Nissenson with irrevocable proxies representing a total of 100,000 shares of our Common Stock. Mr. Nissenson is deemed to be a beneficial owner of the foregoing 100,000 shares of our Common Stock.

(3)
On July 29, 2010, Mr. Abraham Keinan (our former Chairman of the Board of Directors and former significant shareholder) appointed Mr. Nissenson to act as Mr. Keinan’s proxy in respect of all shares of our Common Stock that Mr. Keinan owns or holds, now or in the future, directly and/or indirectly, or over which Mr. Keinan has proxy authority (the “Keinan Proxy”). The Keinan Proxy is irrevocable, and subject to NRS 78.355, will remain in effect for as long as Mr. Nissenson is the record or beneficial holder of 100,000 or more shares of our Common Stock or is a director or an executive officer of the Company. Considering the Keinan Proxy, Mr. Nissenson is deemed to be a beneficial owner of 674,636 shares of our common stock which are owned by Mr. Keinan. In addition, certain stockholders provided Mr. Keinan with irrevocable proxies representing a total of 135,417 shares of our Common Stock. Considering the Keinan Proxy, Mr. Nissenson is deemed to be a beneficial owner of the foregoing 135,417 shares of our common stock.respectivly  option Plans,

(4)	Represents shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share.

(5)
Consists of (i) 3,222,165 shares of our Common Stock, and (ii) 1,500,000 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Plan exercisable at $1.10 per share. In addition, certain stockholders provided Mr. Nissenson with irrevocable proxies representing a total of 100,000 shares of our Common Stock. Mr. Nissenson is deemed to be a beneficial owner of the foregoing 100,000 shares of our Common Stock.

(6)	Mr. Burton was the former General Manager of our former UK subsidiary Swiftnet Limited.

(7)
Consists of (i) 31,673 shares of our Common Stock directly owned by Mr. Burton, (ii) 4,792 shares of our Common Stock that are beneficially owned by Mr. Burton's spouse, (iii) 40,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.50 per share, (iv) 260,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $3.50 per share, and (v) 46,157 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share.

(8)
Consists of (i) 40,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.50 per share, (ii) 260,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $3.50 per share, and (iii) 46,157 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share.

(9)	Consists of (i) 31,673 shares of our Common Stock directly owned by Mr. Burton, (ii) 4,792 shares of our Common Stock that are beneficially owned by Mr. Burton's spouse.

(10)	Mr. McAllister is an employee of our subsidiary Xfone USA.

(11)
Consists of (i) 505 shares of our Common Stock, (ii) 200,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $3.146 per share, (iii) 66,956 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share, and (iiii) 12,980 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Plan exercisable at $1.10 per share.

(12)
Consists of (i) 200,000 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $3.146 per share, (ii) 66,956 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share.

(13)	Consists of (i) 505 shares of our Common Stock, (ii) 12,980 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Plan exercisable at $1.10 per share.

(14)	Mr. Israel Singer was a former member of our Board of Directors.

(15)
Consists of (i) 1,122 shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share, (iii) 90,000 shares of our Common Stock issuable upon exercise of options issued under our 2007 Plan exercisable at $1.221 per share, and (iiii) 76,581 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Plan exercisable at $1.10 per share.

(16)	Represents shares of our Common Stock issuable upon exercise of options issued under our 2004 Plan exercisable at $1.10 per share.

(17)
Consists of (i) 90,000 shares of our Common Stock issuable upon exercise of options issued under our 2007 Plan exercisable at $1.221 per share, and (ii) 76,581 shares of our Common Stock issuable upon the exercise of options issued under our 2007 Plan exercisable at $1.10 per share.

PLAN OF DISTRIBUTION

The Selling Stockholders may, from time to time, sell all or a portion of the shares of Common Stock on any market where our Common Stock may be listed or quoted (currently the NYSE MKT and the TASE), in privately negotiated transactions or otherwise. Such sales may be at fixed prices prevailing at the time of sale, at prices related to the market prices or at negotiated prices. The shares of Common Stock being offered for resale by this Prospectus may be sold by the selling security holders by one or more of the following methods:

●
block trades in which the broker or dealer so engaged will attempt to sell the shares of Common Stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

●	privately negotiated transactions;

●	market sales (both long and short to the extent permitted under the federal securities laws);

●	at the market to or through market makers or into an existing market for the shares;

●	through transactions in options, swaps or other derivatives (whether exchange listed or otherwise); and

●	a combination of any of the aforementioned methods of sale.

In the event of the transfer by any of the Selling Stockholders of its options or shares of Common Stock to any pledgee, donee or other transferee, we will amend this Prospectus and the Registration Statement of which this Prospectus forms a part by the filing of a prospectus supplement or a post-effective amendment in order to have the pledgee, donee or other transferee in place of the Selling Stockholder who has transferred his, her or its shares.

In effecting sales, brokers and dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from a selling stockholder or, if any of the broker-dealers act as an agent for the purchaser of such shares, from a purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares of Common Stock at a stipulated price per share. Such an agreement may also require the broker-dealer to purchase as principal any unsold shares of Common Stock at the price required to fulfill the broker-dealer commitment to the selling stockholder if such broker-dealer is unable to sell the shares on behalf of the selling stockholder. Broker-dealers who acquire shares of Common Stock as principal may thereafter resell the shares of Common Stock from time to time in transactions which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above. Such sales by a broker-dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker-dealer may pay to or receive from the purchasers of the shares commissions as described above.

The Selling Stockholders and any broker-dealers or agents that participate with the Selling Stockholders in the sale of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with these sales. In that event, any commissions received by the broker-dealers or agents and any profit on the resale of the shares of Common Stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

From time to time, any of the Selling Stockholders may pledge shares of Common Stock pursuant to the margin provisions of customer agreements with brokers. Upon a default by a selling stockholder, their broker may offer and sell the pledged shares of Common Stock from time to time. Upon a sale of the shares of Common Stock, the Selling Stockholders intend to comply with the Prospectus delivery requirements under the Securities Act by delivering a Prospectus to each purchaser in the transaction. We intend to file any amendments or other necessary documents in compliance with the Securities Act which may be required in the event any of the Selling Stockholders defaults under any customer agreement with brokers.

To the extent required under the Securities Act, a post-effective amendment to this Registration Statement will be filed disclosing the name of any broker-dealers, the number of shares of Common Stock involved, the price at which the Common Stock is to be sold, the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable, that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus and other facts material to the transaction. We and the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, including, without limitation, Rule 10b-5 and, insofar as a selling stockholder is a distribution participant and we, under certain circumstances, may be a distribution participant, under Regulation M.

All of the foregoing may affect the marketability of the Common Stock.

Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of Common Stock will be borne by the Selling Stockholders, the purchasers participating in such transaction, or both.

Any shares of Common Stock covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Securities Act, as amended, may be sold under Rule 144 rather than pursuant to this Prospectus.

LEGAL REPRESENTATION

The validity of the issuance of the Common Stock offered hereby will be passed upon for us by Sichenzia Ross Friedman Ference LLP, at 61 Broadway, 32nd Floor, New York, NY 10006.

EXPERTS

The consolidated financial statements of NTS, Inc. as of and for the years ended December 31, 2012 and 2011, have been incorporated by reference in this prospectus and elsewhere in the registration statement have been in reliance upon the report of our independent registered public accounting firm, Baker Tilly Virchow Krause, LLP which reports are also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTERESTS OF NAMES EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the Company, nor was any such person connected with the Company as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

 DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents are incorporated by reference into this document:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013;
●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed with the SEC on May 14, 2013;
●
Our Current Reports on Form 8-K, filed with the SEC on January 18, 2013, February 12, 2013, March 22, 2013, March 28, 2013, May 14, 2013 and June 27, 2013 (excluding any portions thereof that are not deemed “filed” pursuant to the instructions to Form 8-K).

●
The description of our Common Stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on June 3, 2005, including any amendments or reports filed for the purpose of updating such description.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus. Requests should be directed to our Corporate Secretary, Alon Reisser, by email address alon@ntscominc.com.

Any statement contained in a document incorporated, or deemed to be incorporated, by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or incorporated by reference, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

In addition, all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

NTS, Inc.
5307 W Loop 289,
Lubbock, TX 79414, USA
Attn: Alon Reisser
806.771.5212

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission under the Securities Act of 1933 a Registration Statement on Form S-8, of which this Prospectus forms a part, with respect to the shares being offered in this offering. This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The omitted information may be inspected and copied at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330.

In addition, we are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings (File No. 001-32521) are available to the public over the Internet at the SEC’s web site at www.sec.gov, and at our web site at www.ntscom.com. You may also read and copy any document we file at the SEC’s Public Reference Room. Copies of such material can be obtained from the Public Reference Room at prescribed rates.

Statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each statement made in this Prospectus relating to such documents being qualified in all respect by such reference. For further information with respect to us and the securities being offered hereby, reference is hereby made to the Registration Statement, including the exhibits thereto.

Dealer Prospectus Delivery Obligation

You should rely only on the information incorporated by reference or contained in this Prospectus. We have not authorized any dealer, salesperson or other person to give you different information. This Prospectus does not constitute an offer to sell nor are they seeking an offer to buy the securities referred to in this Prospectus in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus and the documents incorporated by reference are correct only as of the date shown on the cover page of these documents, regardless of the time of the delivery of these documents or any sale of the securities referred to in this Prospectus.

2,256,962
 Shares
of
 Common Stock

PROSPECTUS

July 2, 2013

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.	INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents are incorporated by reference into this document:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed with the SEC on March 22, 2013;
●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 filed with the SEC on May 14, 2013;
●
Our Current Reports on Form 8-K, filed with the SEC on January 18, 2013, February 12, 2013, March 22, 2013, March 28, 2013, May 14, 2013 and June 27, 2013 (excluding any portions thereof that are not deemed “filed” pursuant to the instructions to Form 8-K).

●
The description of our Common Stock, which is registered under Section 12 of the Exchange Act, in our registration statement on Form 8-A, filed with the SEC on June 3, 2005, including any amendments or reports filed for the purpose of updating such description.

Any statement contained in a document incorporated, or deemed to be incorporated, by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained in this Registration Statement or incorporated by reference, or in any other subsequently filed document that also is or is deemed to be incorporated by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

In addition, all documents we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the date of filing of such documents.

ITEM 4.	DESCRIPTION OF SECURITIES.

Not applicable.

ITEM 5.	INTERESTS OF NAMED EXPERTS AND COUNSEL.

Not applicable.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Nevada Revised Statutes (“NRS”)

Under Nevada law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he:

(a) Is not liable pursuant to NRS 78.138; or

(b) Acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to NRS 78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

Article 7 of our Bylaws provides that subject to the laws of the State of Nevada, we shall indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company, if it is determined by the Board that such person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company.

The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments thereto.

Indemnification Agreements

Following a March 29, 2006 resolution of the Board of Directors of the Company, the Company entered into indemnification agreements with its Directors and Officers.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 7.	EXEMPTION FROM REGISTRATION CLAIMED.

The options to purchase shares of our common stock were issued as enticement or incentive awards. These grants were exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 8.	EXHIBITS.

Exhibit Number	Exhibit

4.1*	Xfone, Inc. 2004 Stock Option Plan.
4.2*	Agreement and Release between Xfone, Inc. and John Burton, dated October 31, 2010.
5.1*	Opinion of Sichenzia Ross Friedman Ference LLP.
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Sichenzia Ross Friedman Ference LLP (incorporated by reference to Exhibit 5.1).
24.1*	Power of Attorney (contained on the signature page of this Registration Statement).

* filed herewith.

ITEM 9.	UNDERTAKINGS.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include, any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing previsions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Lubbock, Texas, on July 2, 2013.

NTS, INC.

By:	/s/ Guy Nissenson
Guy Nissenson
President, Chief Executive Officer and Chairman of the Board of Directors

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Guy Nissenson, as such person’s true and lawful attorney-in-fact and agent, with full powers of substitution and re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Guy Nissenson	President, Chief Executive Officer and Chairman of the Board of Directors	July 2, 2013
Guy Nissenson	(Principal Executive Officer)

/s/ Niv Krikov	Treasurer and Chief Financial Officer	July 2, 2013
Niv Krikov	(Principal Financial and Accounting Officer)
/s/ Shemer Schwarz	Director	July 2, 2013
Shemer S. Schwarz
/s/ Arie Rosenfeld	Director	July 2, 2013
Arie Rosenfeld
/s/ Timothy Farrar	Director	July 2, 2013
Timothy M. Farrar
/s/ Alan Bazaar	Director	July 2, 2013
Alan L. Bazaar

/s/ Don Bell III	Director	July 2, 2013
Don Carlos Bell III
/s/ Andrew MacMillan	Director	July 2, 2013
Andrew J. MacMillan
/s/ Jeffrey Eberwein	Director	July 2, 2013
Jeffrey E. Eberwein
/s/ Richard Coleman, Jr.	Director	July 2, 2013
Richard K. Coleman, Jr.

INDEX TO EXHIBITS

Exhibit Number	Exhibit

4.1*	Xfone, Inc. 2004 Stock Option Plan.
4.2*	Agreement and Release between Xfone, Inc. and John Burton, dated October 31, 2010.
5.1*	Opinion of Sichenzia Ross Friedman Ference LLP.
23.1*	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of Sichenzia Ross Friedman Ference LLP (incorporated by reference to Exhibit 5.1).
24.1*	Power of Attorney (contained on the signature page of this Registration Statement).

* filed herewith.